SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM 6-K

                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULA 13a-16 OR 15d-16 OF THE
                SECURITIES EXCHANGE ACT OF 1934

                For the month of February, 2000

                       CREO PRODUCTS INC.
     (Exact name of Registrant as specified in its charter)

                        3700 Gilmore Way
                  Burnaby, B.C. Canada V5G 4M1
            (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F     x          Form 40-F
                  ---               ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes            No     x
          ---             ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.)

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibits:

Exhibit
Number              Description of Exhibits
----------          ---------------------------

     1              Creo Products Inc. Material Change Report under
                    Section 85(1) of the Securities Act (British
                    Columbia) and Material Change Report under
                    Section 75(2) of the Securities Act (Ontario) On Form 27, filed on February 15, 2000 with the British Columbia Securities Commission, Province of British Columbia, Canada and the Ontario Securities Commission, Province of Ontario, Canada.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              CREO PRODUCTS INC.


                              BY: /s/ Thomas Kordyback
                                  ----------------------------------
                                  Name:  Thomas Kordyback
                                  Title: Vice President, Finance,
                                         Chief Financial Officer
                                         and Secretary

Date: February 15, 2000

                     EXHIBIT 1 TO FORM 6-K



          Creo Products Inc. Material Change Report under Section 85(1) of the Securities Act (British Columbia) and Material Change Report under Section 75(2) of the Securities Act (Ontario) on Form 27, filed on February 15, 2000 with the British Columbia Securities Commission, Province of British Columbia, Canada and the Ontario Securities Commission, Province of Ontario, Canada.

                            FORM 27
       MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE
               SECURITIES ACT (BRITISH COLUMBIA)
               ---------------------------------
                  MATERIAL CHANGE REPORT UNDER
         SECTION 75(2)  OF THE SECURITIES ACT (ONTARIO)
         ----------------------------------------------
1.   Reporting Issuer

     CREO PRODUCTS INC. ("Creo")
     3700 Gilmore Way
     Burnaby, British Columbia
     V5G 4M1

2.   Date of Material Change

     February 10, 2000

3.   Press Release

     Date of Issuance:        February 10, 2000

     Place of Issuance:       Vancouver, British Columbia

4.   Summary of Material Change

     Creo Products Inc. (NASDAQ: CREO, TSE: CRE) ("Creo") announced that it has completed the US$25 million investment in printCafe Inc., originally announced in Creo's press release dated January 25, 2000. printCafe is an Internet-based, business-to-business communication solution tailored specifically for the printing and graphic arts industries.

5.   Full Description of Material Change

     Creo has completed the US$25 million investment in printCafe Inc., originally announced in Creo's press release dated January 25, 2000. Through a wholly owned subsidiary, Creo has acquired 31,186,312 shares of Series B Preferred stock in the capital of printCafe which represent, in aggregate, 17.25 per cent of printCafe's voting rights and entitle Creo to certain preferences, based on the aggregate amount invested by Creo, over the existing capital stock of printCafe with respect to redemption, dividends and liquidation. Amos Michelson, CEO of Creo Products Inc. has also joined the board of directors of printCafe as Creo's board representative.

     Creo may, at its option, exercise its right to increase the voting rights represented by the Series B Preferred stock to 60% of the voting rights of printCafe's current fully diluted capital stock. Alternatively, Creo may, at its option, exercise its right to convert the Series B Preferred stock into fully voting Class A Common stock which would represent, in aggregate, 60% of the voting rights of printCafe's current fully diluted capital stock.

     In either case, Creo will be required to pay an exercise/conversion premium to printCafe for each percentage increase or share of Class A Common stock acquired, as the case may be, based on a calculation of the aggregate value of printCafe as at the date of exercise/conversion. If the aggregate value of printCafe is less than US$145 million at the proposed date of exercise/conversion, Creo is entitled to increase its aggregate voting rights to 60% upon the payment of an additional US$62 million to printCafe. If the aggregate value of printCafe is greater than US$250 million, Creo is entitled to increase its aggregate voting rights to 60% with no further payment to printCafe. For aggregate values between US$145 million and US$250 million, Creo is entitled to increase its aggregate voting rights to 60% upon the payment of an amount determined by a linear calculation between the two preceding values to printCafe Creo will also be entitled to additional representation on the board of directors of printCafe which is proportional to its percentage of voting rights, from time to time, represented by its stock in printCafe.

     Creo's Series B Preferred stock will be automatically converted into Class B Common stock upon printCafe undertaking an initial public offering. The Class B Common stock will represent the same voting rights and will have the same exercise/conversion features as the Series B Preferred stock but will not carry the preferences associated with the Series B Preferred stock .

     In connection with the investment, Creo has entered into a voting agreement to secure its representation on the board of printCafe. Creo has also entered into right of first refusal and co-sale agreement and an investors rights agreement containing standard registration rights with respect to its investment. The voting agreement and right of first refusal and co-sale agreement termination upon completion of a qualified initial public offering of printCafe Class A Common stock.

6. Reliance on Section 85(2) of the Securities Act (British Columbia)/Section 75(3) of the Securities Act (Ontario)

     Not applicable.

7.   Omitted Information

     Not applicable.

8.   Senior Officers

     For further information contact:

     Thomas Kordyback
     Creo Products Inc.
     3700 Gilmore Way
     Burnaby, BC
     V5G 4M1

     Telephone:     (604) 451-2743
     Facsimile:     (604) 419-4724

9.   Statement of Senior Officer

     The foregoing accurately discloses the material change referred to herein. DATED at Vancouver, British Columbia this 14th day of February, 2000.

                              CREO PRODUCTS INC.
                              Per: "Tom Kordyback"
                                   -----------------------
                                  (Authorized Signatory)
                                   Chief Financial Officer
                                   -----------------------
                                  (Print Name and Title)